UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Board Composition

AGM Group Holdings Inc. (the “Company”) announced that, Jiaqi Zhu, a member of the Company’s board of directors (the “Board”), chairman of the Nominating Committee and member of Audit Committee, Compensation Committee of the Board, has resigned from the Board with effect on March 11, 2025. Yue Wang was appointed as an independent director effective as of March 19, 2025. Ms. Wang was also appointed as the chairman of the Nominating Committee and a member on Audit Committee and Compensation Committee.

Ms. Yue Wang has served as our Independent Director and Chair of Nominating Committee since March 2025. Ms. Wang has rich experience in hotel management and is proficient in budget preparation, management of company’s daily operations, personnel management, accounting processing and financial risk control, as well as financial report analysis. Ms. Wang has been working as a general manager at Jilin Zongbo Investment Co., Ltd. since June 2023. Prior to that, she worked at Changchun Home Inn as a general manager from January 2013 to June 2023. She earned her bachelor’s degree in accounting computerization from Jilin Radio and Television University in 1994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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